VF1-1503 [illegible]

02054961

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NO.
8-24328

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/01 AND ENDING 12/31/01

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER

SYDAN, L. P.

Office Use Only
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

440 SOUTH LA SALLE STREET, SUITE 1546
(No. and Street)

CHICAGO	ILLINOIS	60605
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

BRADFORD R. DOOLEY, CPA — 312-939-0477
(Area-Code-Telephone No.)

B. ACCOUNTANT IDENTIFICATION

IDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

RAPACZ, LINDA CAROL
(Name – if individual, last, first, middle name)

13844 S. MAPLE AVENUE	ORLAND PARK	ILLINOIS	60462-1628
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] *Accountant not resident in United States or any of its possessions*

FOR OFFICIAL USE ONLY

* Claims for extensions from the requirements that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17x-5(e)(2).

LINDA C. RAPACZ
CERTIFIED PUBLIC ACCOUNTANT
13844 SOUTH MAPLE AVENUE
ORLAND PARK, ILLINOIS 60462-1628
(708) 403-1999 FAX (708) 403-1428

MEMBER
AMERICAN INSTITUTE OF
CERTIFIED PUBLIC ACCOUNTANTS

ILLINOIS CPA SOCIETY

Mr. Daniel S. Curran, Partner
Sydan, L. P.
Chicago, Illinois

I have audited the accompanying statement of financial condition of Sydan, L. P. as of December 31, 2001. This financial statement is the responsibility of the Company's management. My responsibility is to express an opinion on this financial statement based upon my audit.

I conducted my audit in accordance with generally accepted auditing standards. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of Sydan, L. P. as of December 31, 2001, in conformity with generally accepted accounting principles.

Linda C. Rapacz

February 28, 2000

SYDAN, L. P.
(a Limited Partnership)

STATEMENT OF FINANCIAL CONDITION
AND INDEPENDENT AUDITOR'S REPORT
PURSUANT TO RULE 17a-5 (d)
DECEMBER 31, 2001

SYDAN, L. P.
(a Limited Partnership)
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2001

ASSETS

CURRENT ASSETS		
Cash in Bank		$ 65,367
Securities Owned, at Market Value		28,400
Due from Broker		1,957,747
Note Receivable		250,000
Clearing Deposit		26,000
Accounts Receivable		6,853
Commodity Account		455
Total Current Assets		$ 2,334,822
FIXED ASSETS		
Leasehold Improvements	$ 194,116	
Less - Accumulated Depreciation	14,559	
Net Fixed Assets		179,557
OTHER ASSETS		
Memberships (at cost - Market Value at December 31, 2001 is $1,406,000)	$1,396,600	
Investments	3,738,595	
Total Other Assets		5,135,195
TOTAL ASSETS		$ 7,649,574

LIABILITIES AND PARTNERS' CAPITAL

CURRENT LIABILITIES		
Due to Broker		$ 688,679
Accounts Payable		598,645
Total Current Liabilities		$ 1,287,324
PARTNERS' CAPITAL		
Partners' Capital	$9,765,170	
Net (Loss) for the Year	(84,332)	
Partners' Net Withdrawals	(3,318,588)	
Total Partners' Capital		6,362,250
TOTAL LIABILITIES AND PARTNERS' CAPITAL		$7,649,574

The accompanying notes to the financial statements are an integral part of this statement.

SYDAN, L. P.
(a Limited Partnership)
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2001

NOTE 1 - ORGANIZATION AND OPERATION

Sydan, L.P., the Company, is a Limited Partnership which is a broker dealer registered with the Securities and Exchange Commission and a member of the Chicago Stock Exchange. In 2001 the Company sold its specialists books and is currently a market maker and floor broker engaged in proprietary trading on the Chicago Stock Exchange.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Income Recognition

Proprietary securities transactions in regular-way trades are recorded on the trade date, as if they had settled. Profit and loss arising from all securities transactions are recorded on a trade date basis. Marketable securities, held by the Company, are valued at quoted market value.

Note Receivable

The subordinated note receivable, in the amount of $250,000 bears interest at the rate of 6% per annum, payable quarterly commencing January 5, 2002. The note and all interest is due, if not paid sooner, on October 5, 2002. This note may be prepaid in whole or in part without penalty.

Depreciation

Depreciation of the leasehold improvements is computed on a straight line basis over the life of the lease.

Investments

Securities not readily marketable include investment securities (a) for which there is no market on a securities exchange or no independent publicly quoted market, (b) that cannot be publicly offered or sold unless registration has been effected under the Securities Act of 1933, or © that cannot be offered or sold because of other arrangements, restrictions or conditions applicable to the securities or to the Company. At December 31, 2001, these securities at estimated fair value consist of the following:

Rock Island Company of Chicago - 9,200 Shares	$3,680,000
American Specialists, LLC - 9% Interest	48,595
First Options of Chicago, Inc. - 10 Shares Series A Preferred	10,000
Total Investments	$3,738,595

Line of Credit

The Company has a Line of Credit with the Harris Bank, which is payable on demand. The credit authorization is for $4,000,000. The loan is collateralized with marketable securities. Interest charged is broker call rate plus one half of one percent. Interest paid on outstanding loan balances in 2001 was $16,492.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - CONTINUED

Operating Lease Commitment

Although the Company occupies space with no lease, as of March 1, 2001 the Company leased office space under a noncancelable lease which expires on January 31, 2011. The Company subleased this entire space to two affiliated companies. However, the subleases to the affiliates can be terminated or extended with 180 days notice. The Company paid $23,150 in net rent expense under the terms of this lease in 2001. The following is a schedule by years of future minimum rents due under the lease as of December 31, 2001:

Year Ending:	
December 31, 2002	$113,272
December 31, 2003	116,671
December 31, 2004	120,171
December 31, 2005	123,776
December 31, 2006	127,490
December 31, 2007	131,314
December 31, 2008	135,253
December 31, 2009	139,311
December 31, 2010	143,490
December 31, 2011	12,046
Total Lease Commitment	$1,162,794

Employees' Retirement Plans

The Company started a Profit Sharing and Money Purchase Plan effective during 2000. Contributions were based upon the employee's earnings. The 2001 Company contributions were calculated as an amount that could be deducted for federal tax purposes; the Company made Profit Sharing and Pension contributions of $233,808 in 2001. The Retirement Plans were administered by an outside financial institution. Due to the downsizing of employees, the Company was obligated to terminate its Profit Sharing and Money Purchase Plans effective October, 2001.

Employees' Defined Benefit Pension Plans

The Company established a defined benefit pension plan through which the Company sets aside an amount each year which is calculated to provide retirement benefits to eligible employees These contributions are made to a trust for the benefit of its eligible employees. The Defined Benefit Pension Plan is administered by an outside financial institution and annual contributions are determined by the Plan's actuaries. The Company's contributions for the year 2001 totaled $126,699. In addition, the Company's 401(k) Plan allows the Company's employees to make contributions based upon the individual employee's earnings as allowed by the Internal Revenue Service. The Company makes a matching contribution equal to 100% on the first 10% of the employees' contributions. The Company's 401(k) Plan is administered by an outside financial institution. The Company's matching contribution to the plan, for the year ended December 31, 2001, was $191,451.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - CONTINUED

Income Taxes

The Company's profits and losses are reflected directly on the partners' income tax returns. Accordingly, no federal or state income tax provision is made by the Company. However, the Company is liable for Illinois state replacement tax of 1.5% of net prescribed earnings.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Cash Flows

For purposes of the statement of cash flows, the Company has defined cash equivalents as highly liquid investments, with original maturities of less than ninety days, that are not held for sale in the ordinary course of business.

NOTE 3 - FINANCIAL INSTRUMENTS ACCOUNTING POLICIES

Derivative financial instruments used for trading purposes, including hedges of trading instruments, are carried at quoted market value. Unrealized gains or losses on these derivative contracts are recorded on the same basis as the underlying assets or liabilities, that is, marked to market. The company has no open derivative financial positions at December 31, 2001.

NOTE 4 - FINANCIAL INSTRUMENTS WITH OFF BALANCE SHEET RISK

The Company enters into various transactions involving derivatives and other off-balance sheet financial instruments. These financial instruments include futures and options. Derivative transactions are entered into for trading purposes or to hedge other positions or transactions. In addition, the Company can sell securities that it does not currently own and will therefore be obligated to purchase such securities at a future date. However, the Company had none of these obligations outstanding at December 31, 2001.

NOTE 5 - CONCENTRATION OF CREDIT RISK

The Company is engaged in various trading and brokerage activities in which counterparties primarily include broker-dealers, clearing firms and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

SYDAN, L. P.
(a Limited Partnership)
NOTES TO FINANCIAL STATEMENTS - CONTINUED
DECEMBER 31, 2001

NOTE 6- RECONCILIATION OF AUDITED AND UNAUDITED FINANCIAL STATEMENTS

The audit of the unaudited financial statements revealed one item requiring capitalization and a corresponding depreciation expense for the year. These adjustments were made prior to the preparation of the audited financial statements, and had no effect on the Company's net capital computation.

NOTE 7- NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1). The Company is required to maintain "adjusted net capital" equivalent to $100,000 or one eighth of aggregate indebtedness, whichever is greater, as these terms are defined. At December 31, 2001 the Company had net capital and net capital requirements of $789,695 and $100,000 respectively. The ratio of aggregate indebtedness to net capital was 75.8%. The net capital requirement may restrict the payment of dividends or the withdrawal of equity.

NOTE 8 - RELATED PARTY TRANSACTIONS

The Company subleases office space to two affiliated companies. A Company partner is a member of one affiliate and the stockholder of another. The Company has outstanding accounts receivable of $180,103 and accounts payable of $31,028 with one affiliate, for various operating expenses, at December 31, 2001. The Company shares expenses with the other affiliate with no outstanding receivables or payables at December 31, 2001.

NOTE 9 - CONTINGENT LIABILITIES

The Company has been named as a defendant in a lawsuit claiming that the Company, as well as the Chicago Stock Exchange and several other defendants, has infringed on a business method patent allegedly covering the creation and trading of certain securities. The complaint does not specify the amount of damages sought. The Company has denied the material allegations of the complaint. The Company has been advised that the Chicago Stock Exchange has obtained an opinion from its patent counsel that the defendants in the lawsuit, including the Company, have not infringed on the patent that is the subject of the lawsuit.